RESULTS OF VOTE AT BUTTERFIELD AGM

Hamilton, Bermuda- May 15, 2019: The Bank of N.T. Butterfield & Son Limited (“the Bank”) (BSX: NTB.BH) (NYSE: NTB) announced the results of the Shareholders’ vote at the Bank’s 115th Annual General Meeting held earlier today.
Each of the proposals numbered 1 through 3 on the Meeting Agenda was approved by the requisite vote, including the re-election as directors of all persons nominated: Michael Collins, Alastair Barbour, James Burr, Michael Covell, Caroline Foulger, Conor O’Dea, Meroe Park, Pamela Thomas-Graham, and John Wright.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:                Investor Relations Contact:
Mark Johnson                    Noah Fields
Vice President, Group Head of Communications        Vice President, Investor Relations
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624                Phone : (441) 299 3816
Cellular: (441) 524 1025                E-mail : noah.fields@butterfieldgroup.com
E-mail: mark.johnson@butterfieldgroup.com